POINTS INTERNATIONAL LTD.

MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies

This Management Information Circular (also referred to herein as this “Circular”) is furnished in connection with the solicitation of proxies by, or on behalf of, the management of Points International Ltd. (the “Corporation”) for use at the annual and special meeting (the “Meeting”) of the shareholders of the Corporation to be held at the Metro Toronto Convention Centre, 255 Front Street West, Toronto, Ontario, on Wednesday, May 6, 2009, at 12:00 p.m. (Eastern Time), or at any adjournment(s) or postponement(s) thereof, for the purposes set out in the accompanying notice of meeting. It is expected that solicitation will be primarily by mail. Proxies also may be solicited personally or by telephone by officers and directors of the Corporation. The cost of solicitation by or on behalf of the management will be borne by the Corporation. Except as otherwise stated, the information contained herein is given as at March 26, 2009 and dollar amounts are expressed in United States Dollars.

To be effective, properly executed forms of proxy must be delivered to Computershare Trust Corporation of Canada, the registrar and transfer agent for the common shares of the Corporation (the “Common Shares”), at Proxy Dept., 9th Floor, 100 University Avenue, Toronto, ON M5J 2Y1 or to the Secretary of the Corporation at the offices of the Corporation, 179 John Street, Suite 800, Toronto, Ontario M5T 1X4, in either case, at least 48 hours (excluding Saturdays, Sundays and holidays) before the start of the Meeting or any adjournment(s) or postponement(s) thereof.

Appointment of Proxy Holder

The persons named in the form of proxy as proxyholder are officers of the Corporation (the “management proxyholders”). A shareholder desiring to appoint some other person (who need not be a shareholder of the Corporation) to represent him or her at the Meeting may do so by inserting such other person’s name in the blank space provided in the form of proxy.

Exercise of Vote by Proxy

The shares of the Corporation represented by properly executed proxies will be voted or withheld from voting in accordance with the specifications made therein by the shareholder on any ballot that may be called for in connection with the election of directors or appointment of auditors, and will be voted for or against any matter to be acted upon where such shareholder specifies a choice for such matter. In respect of proxies in favour of management proxyholders in which shareholders have failed to specify the manner of voting, the shares represented by such proxies will be voted as follows: (i) FOR the nominees for director set out in this Circular; (ii) FOR the appointment of Deloitte & Touche LLP as auditors; (iii) FOR the proposed amendment to the articles of the Corporation reducing the maximum board size to seven; and (iv) FOR the proposed amendment to the by-laws of the Corporation changing the quorum requirement for shareholders meetings.

The form of proxy also confers discretionary authority upon the management proxyholders in respect of amendments or variations to matters identified in the notice of Meeting or other matters that may properly come before the Meeting or any adjournment(s) or postponement(s) thereof. Management knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the notice calling the Meeting. However, if any amendments, variations or other matters which are not now known to management should properly come before the Meeting or any adjournment(s) or postponement(s) thereof, the shares represented by proxies in favour of management proxyholders will be voted on such amendments, variations or other matters in accordance with the best judgment of the proxyholder.

Revocation of Proxies

Proxies given by shareholders for use at the Meeting may be revoked at any time prior to their use. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by a shareholder or by his or her attorney authorized in writing, or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the offices of Computershare Trust Corporation of Canada, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment(s) or postponement(s) thereof, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment(s) or postponement(s) thereof.

Quorum and Record Date

Pursuant to an amendment to the by-laws of the Corporation approved by the directors on March 11, 2009, the presence of at least one person holding or representing by proxy not less than 15% of the total number of the issued shares of the Corporation entitled to vote at the Meeting is required to constitute a quorum at the Meeting. The board of directors of the Corporation (the “Board”) has fixed March 23, 2009 as the record date (the “Record Date”) for the purpose of determining shareholders entitled to receive notice of and to vote at the Meeting. The failure of a shareholder to receive notice of the Meeting does not deprive such shareholder of the right to vote at the Meeting.

Voting Shares and Principal Holders Thereof

As at March 26, 2009, the Common Shares are the only outstanding voting securities. The holders of the Common Shares are entitled to vote on all matters brought before a meeting of the shareholders together as a single class, except in respect of matters where (i) only the holders of shares of one class or a series of shares are entitled to vote separately pursuant to applicable law or (ii) the Articles of the Corporation otherwise specify. The holders of Common Shares are entitled to cast one vote per share. As at March 26, 2009, there were 149,820,940 Common Shares outstanding. Generally, all matters to be voted on by shareholders must be approved by a simple majority of the votes cast in respect of the Common Shares held by persons present in person or by proxy, voting together as a single class.

As at March 26, 2009, to the knowledge of the Corporation, its directors or officers, no person owns beneficially, directly or indirectly, or exercises control or direction over, in excess of 10% of any class of voting securities of the Corporation.

Beneficial Shareholders

Only registered shareholders or the persons they appoint as their proxy holders are permitted to vote at the Meeting. A person who beneficially owns shares through an intermediary such as a bank, trust company, securities dealer, broker, trustee or administrator (an “Intermediary”) is not a registered shareholder (a “Non-Registered Holder”). In accordance with applicable securities laws, the Corporation distributes copies of its meeting materials to Intermediaries and clearing agencies for distribution to Non-Registered Holders who have not waived the right to receive meeting materials. Generally, Non-Registered Holders who have not waived the right to receive meeting materials will receive a pre-signed form of proxy or a voting instruction form from their Intermediary along with the meeting materials.

Non-Registered Holders receiving a pre-signed proxy, voting instruction form or similar instrument should carefully follow the mailing procedures and signing and returning instructions of their Intermediary to ensure their shares are voted at the Meeting. Should a Non-Registered Holder receive a form of proxy, voting instruction form or similar instrument and wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder) such Non-Registered Holder should contact his or her Intermediary to determine the steps necessary to accomplish this.

ELECTION OF DIRECTORS

The present term of office of each director will expire immediately prior to the election of directors at the Meeting. In accordance with its authority, the Board has determined that the number of directors to be elected at the Meeting, to serve until the next annual meeting of shareholders or until a successor is elected or appointed, is seven. Unless authority to do so is withheld, the shares represented by the proxies in favour of management proxyholders will be voted in favour of the election of the persons whose names appear below as directors of the Corporation. Although the Board is not aware of any nominee who would be unwilling or unable to serve if elected, should any nominee be unwilling or unable to serve as a director of the Corporation, the persons named in the form of proxy reserve the right to nominate and vote for another nominee at their discretion. The following table provides certain background information with respect to each nominee for the Board.

Name Place of Residence	Director Since		Principal Occupation within the Preceding Five Years (current and for past five years unless otherwise noted)	Common Shares Beneficially Owned

Stephen K. Bannon[1] California, U.S.A.	Feb. 2007	•	Chairman of the Board of Directors, Genius Products, Inc, an entertainment industry company that acquired AVMC (May 2005 to present)	Nil
		•	Vice-Chairman of the Board of Directors, IGE, a service provider of the massively multiplayer game industry (Feb. 2006 to present)
		•	Chief Executive Officer, AVMC, an entertainment industry company (May 2004 to May 2005)

Christopher Barnard Ontario	May 2007[5]	President, Points International Ltd. and Points.com Inc.		1,657,593

Bernay Box Dallas, Texas	Not Applicable	President of Bonanza Fund Management, Inc. and investment advisor for Bonanza Master Fund, Ltd.		9,541,258[6]

Douglas A. Carty[2]	Feb. 2002	•	Commercial Director - North America, First Group America (Oct. 2007 to Jan. 2008)	135,000
Illinois, U.S.A.		•	President & Chief Executive Officer, Laidlaw Education Services, a transportation company (July 2006 to Oct. 2007)
		•	Executive Vice President and Chief Financial Officer and other positions, Laidlaw International Ltd., a transportation company (Jan 2003 to July 2006)

Bruce R. Croxon[3] Ontario	Oct. 2008	Chief Executive Officer of Lavalife Inc. (formerly Interactive Media Group), a category leader and internationally recognized brand in the online dating industry (July 1988 to May 2006)		Nil

T. Robert MacLean Ontario	Feb. 2002	Chief Executive Officer, Points International Ltd. and Points.com Inc.		1,918,000

John W. Thompson[4] Ontario	Feb. 2002	•	Member of the Governing Council, Sunnybrook Foundation (April 1999 to present)	1,552,236
		•	Managing Director, Kensington Capital Partners Limited, an investment and advisory firm (Sept. 1999 to Oct. 2003)

Notes:
1.	Chairman of the Board. Member of the Audit Committee and Human Resources and Corporate Governance Committee.

2.	Chairman of the Audit Committee.

3.	Member of the Human Resources and Corporate Governance Committee.

4.	Chairman of the Human Resources and Corporate Governance Committee and member of the Audit Committee.

5.	Mr. Barnard previously served as a director of the Corporation from February, 2000 to April, 2005.

6.	Mr. Box has shared beneficial ownership and control with Bonanza Capital, Ltd., Bonanza Master Fund, Ltd. and Bonanza Fund Management, Inc. over 9,541,258 Common Shares.

Corporate Cease Trade Orders or Bankruptcies

In July of 1996, Mr. Carty was appointed to the position of Chief Financial Officer of Canadian Airlines Corporation (“Canadian”). In March of 2000, Canadian filed for bankruptcy protection under the Companies Creditors Arrangement Act. In August of 2001, Mr. Carty was appointed to the position of Chief Financial Officer of Atlas Air Worldwide Holdings Inc. (“Atlas”) and he held this position until January 2003. Approximately six months after Mr. Carty’s resignation, Atlas filed for Chapter 11 bankruptcy protection from which the company successfully emerged.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The objectives of the Corporation’s compensation program for the named executive officers (as defined in Form 51-102F6 to National Instrument 51-102 and also referred to herein as the “NEOs”) are to: (i) attract, motivate and retain high performing senior executives, (ii) align the interests of the NEOs with those of the Corporation’s shareholders, (iii) establish an objective connection between NEO compensation and the Corporation’s financial and business performance, and (iv) incent the NEOs to continuously improve operations and execute on corporate strategy. The NEO compensation program is therefore designed to reward the NEOs for: (i) increasing shareholder value, (ii) achieving corporate performance that meets pre-defined objective criteria, and (iii) improving operations and executing on corporate strategy.

The NEO compensation program consists of three components: base salary, short-term incentives and long-term incentives. Each component has a different function, as described below, but all elements work together to reward the NEOs appropriately for personal and corporate performance.

Base Salary

Base salaries are considered an essential element in attracting and retaining the Corporation’s senior executives and rewarding them for corporate and individual performance. Base salary is determined using the following considerations: the median salary offered for a comparable position at comparable companies, the Corporation’s recent financial and business performance, recent individual performance, and retention.

Median salary levels are determined through a benchmarking process that utilizes survey data provided by a reputable and experienced consulting firm. In performing the benchmarking, the Corporation considers survey data for high technology companies in the Greater Toronto Area with comparable numbers of employees and revenues.

Corporate and personal performance is assessed using the same criteria discussed below for the Corporation’s short-term incentive plan.

Base salaries are reviewed annually and any increase to the CEO’s base salary must be approved by the Human Resources and Corporate Governance Committee. The CEO is responsible for determining and approving any increase in salary for the other NEOs.

Short-Term Incentives

The Corporation’s short-term incentive plan provides NEOs with the opportunity to receive annual cash bonuses based on individual and corporate performance over the past fiscal year. The bonus program is primarily designed to align the financial interests and personal motivation of the NEOs with the interests of the Corporation which are represented by objective operational and financial goals. The bonus program is also designed to motivate NEOs to achieve personal goals that will benefit the Corporation’s operations and its execution on corporate strategy.

The short-term incentive plan is comprised of two bonus programs: a standard bonus that rewards personal and corporate performance, and a stretch bonus that rewards financial performance over and above the Corporation’s revenue targets.

Standard Bonus

Under the standard bonus plan, each NEO (except for the CEO) is eligible to be paid a target bonus of 40% of his base salary. The CEO is eligible for a target bonus of 80% of his salary.

The standard bonus is determined based on the achievement of three separate components: personal performance, EBITDA1 performance and certain key performance indicators (KPIs). Each of the three components is weighted equally. Performance is scored for each of the three components on a percentage scale where 100% means the performance goal was achieved. Scores of greater than 100% are possible for overachievement. Thus, an NEO could underperform in one component, meet the performance goal in another and overachieve on the third component and still receive a 40% bonus (80% in the case of the CEO). Similarly, each NEO could receive a bonus that exceeds their target bonus level.

The personal performance component of each NEO’s (other than the CEO) standard bonus is based upon meeting personal objectives set in conjunction with the CEO at the beginning of the year. In the case of the CEO, the objectives are determined by the Human Resources and Corporate Governance Committee. In general, personal objectives are set to reward leadership, and to focus the NEO’s attention on operational improvements and the development and execution of corporate strategy.

The EBITDA performance component is based on achievement of an EBITDA target for the Corporation approved by the Board for the relevant fiscal year. Performance of this component is scored based on the percentage achievement of the EBITDA target as follows: (a) no bonus is payable on this component where actual EBITDA is below 90% of target, (b) where actual EBITDA is between 90% and 100% of target, performance is scored linearly with 90% being a score of 0%, 95% of EBITDA target being a score of 50% and 100% of target EBITDA being a score of 100%, and (c) where EBITDA performance is above 100% of target, performance is scored linearly up to 130%. For example, if the EBITDA target was $1,000,000 and the actual EBITDA was $950,000, the achievement would be scored as 50%, and if actual EBITDA was $1,050,000 the score would be 105%.

The KPI performance component is based on achievement of key operational objectives (KPIs) tied to the Corporation’s business plan for the relevant year. The KPIs as a whole are approved by the Human Resources and Corporate Governance Committee upon the advice of the Chief Executive Officer and tied to such things as: revenues generated by certain products or elements of the business, transactional activity, and quality and timeliness of operations and delivery. Each NEO is assessed based on a weighted basket of indicators that align with his operational roles and responsibilities. The basket of indicators and weightings are set by the CEO in cooperation with the NEO. Performance is assessed by comparing actual performance to the KPIs and is scored on an overall percentage basis.

1

Earnings before interest, amortization and foreign exchange is considered by management to be a useful supplemental measure of performance. However, EBITDA is not a recognized earnings measure under generally accepted accounting principles. Further information on how the Corporation calculates EBITDA is set forth in Management’s Discussion and Analysis for the fiscal year ended December 31, 2008.

Corporate EBITDA targets and KPIs are determined based on past corporate performance and rigorous business planning and forecasting. Management considers the EBITDA target and KPIs to be controllable by the NEOs and reasonably achievable.

Standard bonuses are determined and paid annually in the first quarter of the year for performance over the previous fiscal year. The Human Resources and Corporate Governance Committee is responsible for determining and approving the overall size of the standard bonus pool for the Corporation and the CEO’s specific standard bonus amount. The CEO is responsible for determining and approving the standard bonus amount for each of the other NEOs.

Stretch Bonus

Each NEO is eligible for a stretch bonus which is designed to incent management to achieve financial performance over and above the revenue target for the Corporation approved by the Board for the relevant fiscal year. The extent of overachievement of the Corporation’s revenue target is used to establish a bonus pool for the NEOs. No payout will be made under the stretch bonus plan where the Corporation has not otherwise achieved the EBITDA target approved by the Board and any such payout must not reduce EBITDA below the target level. Allocation of the bonus pool is determined and approved by the Human Resources and Corporate Governance Committee based on consultation with the CEO. The allocation to each NEO is discretionary and based on personal performance, EBITDA performance and KPI performance consistent with the assessments described above under the standard bonus plan.

Long-Term Incentives

The Corporation’s long-term incentive compensation for NEOs is provided through stock option grants under the Corporation’s Stock Option Plan (the “Option Plan”). Participation in the Option Plan is considered to be a critical component of compensation that incents the NEOs to create long-term shareholder value. The Option Plan is also considered to be a critical element in attracting, motivating and retaining senior executives.

Each NEO is eligible for an annual option grant that is approved by the Board, based on the recommendation of the Human Resources and Corporate Governance Committee. The number of stock options granted is based on each NEO’s level of responsibility and personal performance.

Standard stock option awards under the Option Plan are granted at market value (the volume weighted average trading price of the Common Shares on the Toronto Stock Exchange for the five consecutive trading days ending immediately on the trading day prior to the grant date), vest in equal parts over three years and expire on the fifth anniversary of the grant date. From time to time, stock option awards are granted with non-standard terms to achieve certain objectives.

Performance Graph

The following graph and table below compares the total cumulative shareholder return for the Common Shares with the cumulative returns of two TSX indices for the same period, for the five most recently completed financial years, assuming an initial investment in Common Shares of CDN$100 on December 31, 2003.

	Dec. 31 2003	Dec. 31 2004	Dec. 30 2005	Dec. 29 2006	Dec. 31, 2007	Dec. 31, 2008

Share Price[1]	$1.00	$0.94	$1.03	$0.74	$4.11	$0.45

Common Shares[2]	100.0	94.0	103.0	74.0	411.0	44.5

S&P/TSX Small Cap Index	100.0	105.8	115.2	122.9	119.3	62.2

S&P/TSX Composite Index	100.0	112.5	137.1	157.0	168.3	109.3

Note:
1.	Share prices are in Canadian Dollars.

2.	Indexed return of the Common Shares to calculate the relative performance.

The Common Share price remained relatively unchanged from 2003 to 2006 and during that time compensation to the Corporation’s executive officers increased in a modest fashion to reflect inflation and growth of the Corporation’s operations and revenues. In 2007, the Common Share price saw significant growth in excess of the small cap and composite TSX indices, and executive compensation was increased to reward the Corporation’s performance. In 2008, the Common share price saw a significant decline. As a result of the performance in 2008, the NEOs received no increase in base salary for 2009 and significantly reduced bonuses for 2008 performance relative to 2007.

Summary Compensation Table for the Financial Year Ended December 31, 2008

The following table sets forth the total compensation paid in respect of the named executive officers of the Corporation for the fiscal year ended December 31, 2008.

Name, Principal Position	Fiscal Year	Salary[1] ($)	Option-based awards[2] ($)	Annual non- equity incentive plan compensation[3] ($)	Total compensation($)

Robert MacLean, Chief Executive Officer	2008	358,829	103,689	35,873[5]	498,391

Christopher Barnard, President	2008	259,679	51,844	24,486[5]	336,009

Anthony Lam, Chief Financial Officer	2008	217,186	38,019	18,136[5]	273,341

Robert Borden[4] Chief Marketing Officer	2008	78,568	83,398	7,339	169,305

Peter Lockhard, Senior Vice President, Product	2008	226,629	44,932	19,912[5]	291,473

Notes:
1.	Salaries are set and paid in Canadian Dollars and were converted in the table above into US Dollars using the average month end closing exchange rate for 2008.

2.

Grant date fair value was calculated as accounting fair value using the Black Scholes formula with the following criteria: (i) dividend yield of nil, (ii) expected volatility calculated for each grant date based on the Common Share price performance over the preceding 36 months, (iii) risk free interest rate set using the five year Bank of Canada benchmark rate on the date of grant, and (iv) expected life of the option set at five years. The grant date fair value was calculated in Canadian Dollars and converted to US Dollars at the closing exchange rate in effect on the date of grant.

3.

Bonus amounts for 2008 performance were paid in the first quarter of 2009. Bonuses are paid in Canadian Dollars and were converted to US Dollars using the average month end closing exchange rate for 2008.

4.	Mr. Borden was hired in August of 2008 with an annual salary of CDN$235,000 and received a standard stock option grant of 200,000 options upon hiring.

5.

Target bonus levels for 2008 were reduced for that year only as follows: Mr. MacLean’s target bonus was reduced from 80% to 55%, and Messer’s Barnard, Lam and Lockhard target bonus was reduced from 40% to 33%.

Outstanding Option-Based Awards for the Financial Year Ended December 31, 2008

The following table sets forth all outstanding stock option awards granted to the named executive officers of the Corporation as of December 31, 2008. All awards were granted under standard terms unless otherwise noted.

Name	Number of securities underlying unexercised options (#)	Option exercise price (CDN$)	Option expiration date (Date)	Value of unexercised in-the- money options[1] ($)

Robert MacLean	120,000	1.02	August 26, 2009	Nil
	140,000	0.85	May 10, 2010	Nil
	175,000	0.74	May 10, 2011	Nil
	200,000	1.23	May 8, 2012[2]	Nil
	166,500	1.40	May 8, 2012[2]	Nil
	166,500	1.80	May 8, 2012[2]	Nil
	317,000	1.23	May 8, 2012[2]	Nil
	150,000	1.81	May 6, 2013	Nil

Christopher Barnard	40,000	1.37	April 21, 2009	Nil
	40,000	1.02	August 26, 2009	Nil
	80,000	0.85	May 10, 2010	Nil
	75,000	0.74	May 10, 2011	Nil
	75,000	0.90	January 24, 2012	Nil
	134,000	1.23	May 8, 2012[2]	Nil
	166,500	1.40	May 8, 2012[2]	Nil
	166,500	1.80	May 8, 2012[2]	Nil
	283,000	1.23	May 8, 2012[2]	Nil
	75,000	1.81	May 6, 2013	Nil

Anthony Lam	200,000	1.12	May 8, 2012	Nil
	55,000	1.81	May 6, 2013	Nil

Robert Borden	200,000	1.07	August 5, 2013	Nil

Peter Lockhard	150,000	0.80	January 24, 2010	Nil
	50,000	0.74	May 10, 2011	Nil
	125,000	0.90	January 24, 2012	Nil
	65,000	1.81	May 6, 2013	Nil

Note:
1.	Based upon the closing price of the Common Shares on the Toronto Stock Exchange on December 31, 2008 of CDN$0.445 per Common Share.

2.

In May of 2007, the Corporation’s CEO and President were granted certain non-standard stock option awards. These awards were priced above the market value of the Common Shares and the vesting of one of the grants was tied to the performance of one of the Corporation’s strategic products.

Incentive Plan Awards – Value Vested or Earned During the Financial Year Ended December 31, 2008

The following table sets forth the value of stock option awards that vested and the non-equity incentive plan compensation earned during December 31, 2008.

Name	Option-based awards – Value vested during the year[1] ($)	Non-equity incentive plan compensation – Value earned during the year ($)

Robert MacLean	176,895	35,873
Christopher Barnard	140,902	24,486
Anthony Lam	42,169	18,136
Robert Borden	Nil	7,339
Peter Lockhard	227,488	19,912

Note:
1.

Calculated by multiplying the number of options that vested during the year by the difference between the exercise price and the closing price of the Common Shares on the Toronto Stock Exchange on the date of vesting. Calculated in Canadian Dollars and converted to US Dollars at the closing exchange rate in effect on the date of vesting of the applicable options.

Termination and Change of Control Benefits

In the event the employment of an NEO (other than the President) is terminated by the Corporation without cause and without notice, the Corporation is required to pay the NEO 12 months base salary plus 100% of the potential bonus he is entitled to under the Corporation’s standard bonus plan. Upon termination of employment of an NEO (other than the President) for any reason other than cause, the NEO is entitled to continued medical and dental benefits for 12 months and the vesting of all outstanding stock options accelerate by a period of 12 months.

In the event that Mr. Barnard’s employment is terminated by the Corporation without cause and without notice, the Corporation is required to pay Mr. Barnard 12 months base salary. Upon termination of Mr. Barnard’s employment for any reason other than cause, all of Mr. Barnard’s outstanding stock options vest immediately.

Upon a change of control of the Corporation, all outstanding NEO stock options vest immediately.

The following table summarizes the estimated incremental compensation to the NEOs triggered by the respective events set forth below. In each case it is assumed that the event took place on December 31, 2008.

Name	Triggering Event	Total ($)	Severance ($)	Bonus ($)	Stock Options[1] ($)

Robert MacLean	Term. w/o Cause/Notice Change of Control	645,892 Nil	358,829 Nil	287,063 Nil	Nil Nil
Christopher Barnard	Term. w/o Cause/Notice Change of Control	259,679 Nil	259,679 Nil	Nil Nil	Nil Nil
Anthony Lam	Term. w/o Cause/Notice Change of Control	304,060 Nil	217,186 Nil	86,874 Nil	Nil Nil
Robert Borden	Term. w/o Cause/Notice Change of Control	310,671 Nil	221,908 Nil	88,763 Nil	Nil Nil
Peter Lockhard	Term. w/o Cause/Notice Change of Control	317,281 Nil	226,629 Nil	90,652 Nil	Nil Nil

Note:
1

Calculated for all vested options assuming such options were exercised and sold on December 31, 2008. This value is nil for all options since the closing price of the Common Shares on the Toronto Stock Exchange on December 31, 2008 was below the exercise price of all outstanding options.

Compensation of Directors During the Financial Year Ended December 31, 2008

During 2008, the Corporation undertook a review of the compensation paid to directors who are not also executive officers (“Outside Directors”). As a result of this review, the Corporation adopted a new director compensation plan which is described below. The new compensation plan became effective retroactively to January 1, 2008.

Outside Directors are paid a retainer and a per meeting fee in accordance with their level of participation:

	Annual Retainer Chair (CDN$)	Annual Retainer Non Chair (CDN$)	Per Meeting Fee (CDN$)

Board of Directors	56,000	22,000	1,250
Audit Committee	18,000	5,900	1,250
Human Resources and Corporate Governance Committee	11,000	3,800	1,250

Outside Director compensation is paid in cash and in stock option grants. Per meeting fees are paid entirely in cash. Annual retainer fees are paid 50% in cash and 50% in stock options under the Option Plan with standard terms (i.e. equal vesting over three years and five year expiration). The option component of the compensation is granted annually in advance during the first quarter of the Corporation’s fiscal year. The specific number of options granted is determined through use of a Black Scholes valuation.

Outside Directors are reimbursed for reasonable out-of-pocket expenses for attending Board and committee meetings in person.

Director Compensation Table for the Financial Year Ended December 31, 2008

The following table sets forth the compensation paid to or earned by the Outside Directors during the fiscal year ended December 31, 2008.

Name	Fees earned[1] ($)	Option-based awards[2] ($)	Total compensation[3]($)

Stephen Bannon[4]	Nil	Nil	Nil
Douglas Carty	32,910	58,339	91,249
John Thompson	36,959	37,684	74,643
Bruce Croxon	6,726	2,906	9,632

Note:
1.

Calculated as the director fees paid for meeting attendance and the cash portion of retainer fees for participation occurring in 2008. Such fees are paid quarterly in arrears in Canadian Dollars and were translated to US Dollars at the average month end exchange rate for the applicable quarter.

2.

Grant date fair value was calculated as accounting fair value calculated using the Black Scholes formula with the following criteria: (i) dividend yield of nil, (ii) expected volatility calculated for each grant date based on the Common Share price performance over the preceding 36 months, (iii) risk free interest rate set using the five year Bank of Canada benchmark rate on the date of grant, and (iv) expected life of the option set at five years. The grant date fair value was calculated in Canadian Dollars and converted to US Dollars at the closing exchange rate in effect on the date of grant.

3.	Does not include amounts paid in reimbursement of out-of-pocket expenses incurred for the purpose of attending board of directors and committee meetings in person.

4.	Mr. Bannon agreed not to be paid any retainers or meeting attendance fees for his 2008 board participation.

Outstanding Director Option-Based Awards for the Financial Year Ended December 31, 2008

The following table sets forth all outstanding stock option awards granted to the Outside Directors as of December 31, 2008. All awards were granted under standard terms unless otherwise noted.

Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date (Date)	Value of unexercised in-the-money options[1] ($)

Stephen Bannon	1,000,000	1.07	February 14, 2012	Nil
	500,000	1.80	February 14, 2012[2]	Nil
Douglas Carty	100,000	1.68	August 14, 2012	Nil
	361,732	0.90	October 9, 2013[2]	Nil
John Thompson	100,000	1.68	August 14, 2012	Nil
	233,659	0.90	October 9, 2013[2]	Nil
Bruce Croxon	18,017	0.90	October 9, 2013[2]	Nil

Note:
1	Based upon the closing price of the Common Shares on the Toronto Stock Exchange on December 31, 2008 of CDN$0.445 per Common Share.

2.	Granted at an exercise price that exceeded the market value.

Director Incentive Plan Awards – Value Vested or Earned During the Financial Year Ended December 31, 2008

The following table sets forth the value of the stock option awards granted to the Outside Directors that vested during the fiscal year ended December 31, 2008.

Name	Option-based awards – Value vested during the year[1] ($)

Stephen Bannon	767,565[2]
Douglas Carty	Nil
John Thompson	Nil
Bruce Croxon	Nil

Note:
1.

Calculated by multiplying the number of options that vested during the year by the difference between the exercise price and the closing price of the Common Shares on the Toronto Stock Exchange on the date of vesting. Calculated in Canadian Dollars and converted to US Dollars at the closing exchange rate in effect on the date of vesting of the applicable options.

2.	None of these options were exercised during 2008.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Plan Category	Number of Common Shares to be issued upon exercise of outstanding options (#)	Weighted-average exercise price of outstanding options ($)	Number of Common Shares remaining available for future issuance under equity compensation plans (#)

Employee Stock Option Plan[1]	8,494,298	1.25	2,693,394

Notes:
1

Table amounts are calculated as of December 31, 2008. The Employee Stock Option Plan was approved by the shareholders of the Corporation. Options issued under the Stock Option Plan are exercisable for Common Shares of the Corporation in accordance with the terms of the plan.

INDEBTEDNESS OF DIRECTORS, OFFICERS AND EMPLOYEES

Aggregate Indebtedness of Current and Former Executive Officers, Directors and Employees($)[1]

Purpose	To the Company or its Subsidiaries
Other	39,401

Note:
1.	As of the date of this Circular

As at the date of this Circular and during the Corporation’s most recently completed financial year, no director, proposed nominee for election as a director or executive officer of the Corporation (or any associate of such individuals) was indebted to (i) the Corporation or any of its subsidiaries, or (ii) any other entity which is, or at any time during the Corporation’s financial year ended December 31, 2008 has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

The Corporation is not aware of any material interests, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or executive officer, proposed nominee for election as a director or any shareholder holding more than 10% of the voting rights attached to the Common Shares or any associate or affiliate of any of the foregoing in any transaction in the preceding financial year or any proposed or ongoing transaction of the Corporation which has or will materially affect the Corporation or any of its subsidiaries.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

A description of the Corporation’s approach to corporate governance is set forth in Schedule A, which is cross-referenced to the requirements of National Instrument 58-101.

APPOINTMENT OF AUDITORS

Management proposes to nominate Deloitte & Touche LLP as the auditors of the Corporation to hold office until the close of the next annual meeting of shareholders, and proposes that the shareholders authorize the directors to fix the remuneration of the auditors. The shares represented by proxies in favour of management proxyholders will be voted in favour of the appointment of Deloitte & Touche LLP as auditors of the Corporation, to hold office until the next annual meeting of shareholders and the authorization of the directors to fix the remuneration of the auditors, unless authority to do so is withheld.

A copy of the financial statements of the Corporation for the fiscal year ended December 31, 2008 has been provided to the shareholders of the Corporation.

CHANGE TO MAXIMUM BOARD SIZE

The articles of the Corporation currently provide for a maximum of 11 directors. This allowed IAC/InterActiveCorp as the holder of the Series Two Preferred Share and Series Four Preferred Share to appoint three nominees to the Board while maintaining sufficient room for other qualified board members to be appointed. The nomination rights of IAC/InterActiveCorp ceased in June of 2008 through the conversion of the Series Two Preferred Share and Series Four Preferred Share. With the removal of these nomination rights, the Board and management believe that an appropriate maximum size for the Board is seven.

On March 11, 2009, the Board approved a resolution recommending that the articles of the Corporation be amended to reduce the maximum number of directors of the Corporation to seven. To effect this change, the shareholders must approve the amendment of the articles of the Corporation by passing the special resolution attached hereto as Schedule B. To be passed, this resolution requires approval by two-thirds of the votes cast by shareholders present in person or represented by proxy at the Meeting.

The Board recommends that shareholders vote FOR the approval of the proposed amendment to the articles of the Corporation to reduce the maximum Board size to seven. Unless instructed in the form of proxy to the contrary, the shares represented by proxies in favour of management proxyholders will be voted in favour of this resolution.

CHANGE TO QUORUM REQUIREMENT

Under the by-laws of the Corporation, the presence of at least five persons holding or representing by proxy not less than 15% of the total number of the issued shares of the Corporation entitled to vote at a shareholders meeting is required to constitute a quorum at that meeting. This quorum requirement was enacted at a time when the Corporation was closely held by a small number of registered shareholders. The Corporation is now widely held by non-registered shareholders and the vast majority of its shareholders vote through an intermediary by way of management proxy. As a result it has become administratively inconvenient for the Corporation to maintain the existing quorum requirement.

On March 11, 2009, the Board approved a by-law amending the by-laws of the Corporation to change the quorum requirement to the presence of at least one person holding or representing by proxy not less than 15% of the total number of the issued shares of the Corporation entitled to vote at a shareholders meeting. A copy of the full text of the amending by-law approved by the Board is set forth in Schedule C. The new quorum requirement became effective upon approval by the Board and must be confirmed by the shareholders at the Meeting or it will cease to have further effect. To confirm the amendment to the bylaws, the shareholders must pass the ordinary resolution attached hereto as Schedule D. To be passed, this resolution requires approval by a majority of the votes cast by shareholders present in person or represented by proxy at the Meeting.

The Board recommends that shareholders vote FOR the confirmation of the amendment to the bylaws of the Corporation changing the quorum requirement for shareholders meetings. Unless instructed in the form of proxy to the contrary, the shares represented by proxies in favour of management proxyholders will be voted in favour of this resolution.

SHAREHOLDER PROPOSALS

Pursuant to Section 137 of the Canada Business Corporations Act (“CBCA”), any notice of a shareholder proposal intended to be raised at the Meeting must have been submitted to the Corporation at its registered office, to the attention of the Secretary, on or before January 1, 2009 to be considered for inclusion in this Circular.

It is the position of the Corporation that shareholder proposals need be recognized only if made in accordance with the foregoing procedure and the provisions of the CBCA.

ADDITIONAL INFORMATION

The Corporation’s financial information is contained in its comparative financial statements and Management’s Discussion and Analysis for the fiscal year ended December 31, 2008. Information concerning the Corporation’s Audit Committee may be found in the Corporation’s Annual Information Form under the heading “AUDIT COMMITTEE”. Additional information about the Corporation is available on SEDAR at www.sedar.com and on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

Upon request made to the Secretary of the Corporation at 179 John Street, Suite 800, Toronto, Ontario M5T 1X4, the Corporation will provide to any person, and in the case of a security holder of the Corporation without charge, one copy of: (i) the Corporation’s most recent Annual Information Form filed with securities commissions or similar regulatory authorities in Canada, together with the pertinent pages of any document incorporated by reference therein; (ii) the Corporation’s most recently filed comparative annual financial statements, together with the report of the Corporation’s auditors thereon, and any interim financial statements filed for any period after the end of its most recently completed financial year; and (iii) the Corporation’s Management Information Circular for its most recent annual meeting of shareholders at which directors were elected.

BOARD APPROVAL

The undersigned hereby certifies that the contents and the sending of this Circular have been approved by the Board for mailing to the shareholders entitled to receive notice of the Meeting, to each director of the Corporation and to the auditors of the Corporation.

DATED as at March 26, 2009.

/s/ Rob MacLean
Rob MacLean
Chief Executive Officer

SCHEDULE A

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation’s corporate governance disclosure required by National Instrument 58-101- Disclosure of Corporate Governance Practices is set out below.

Disclosure Requirement	Corporation’s Disclosure

Board of Directors

Disclose the identity of directors who are independent.	Messer’s Stephen Bannon, Douglas Carty, John Thompson and Bruce Croxon are independent directors.

If appointed to the board of directors, Mr. Bernay Box would be independent.

Disclose the identity of directors who are not independent, and describe the basis for that determination.	Messer’s Robert MacLean and Christopher Barnard are not independent directors because they are the CEO and President, respectively.

Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgement in carrying out its responsibilities.

A majority of the directors are independent.

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Mr. Bannon is Chairman of Genius Products Inc., a reporting issuer in the United States.

Disclosure Requirement	Corporation’s Disclosure

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.

The Audit Committee holds an in camera session at every regularly scheduled meeting and the Human Resources and Corporate Governance Committee holds frequent in camera sessions at its meetings.

Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

Mr. Bannon is the Chairman of the Board and is an independent director.

His role and responsibilities in this capacity are as follows:

Board Leadership

The Chairman will provide leadership to Directors in discharging their mandate as set out in the Board Mandate, including by:

• leading, managing and organizing the Board consistent with the approach to corporate governance adopted by the Board from time to time;

• promoting cohesiveness among the Directors; and

• being satisfied that the responsibilities of the Board and its Committees are well understood by the Directors.

Relationship with Chief Executive Officer

The Chairman shall provide advice, counsel and mentorship to the CEO.

Information Flow

The Chairman shall promote the delivery of information to the Directors on a timely basis to keep the Directors fully apprised of all matters which are material to Directors at all times.

The Chairman shall be satisfied that the information requested by any Director is provided and meets the needs of that Director.

Disclosure Requirement	Corporation’s Disclosure

Meetings of the Board

In connection with meetings of the Directors, the Chairman shall be responsible for the following:

	•	scheduling meetings of the Directors;

	•	coordinating with the chairmen of the committees of the Directors to schedule meetings of the committees;

•

ensuring that all business required to come before the Board is brought before the Board such that the Board is able to carry out all of its duties to manage or supervise the management of the business and affairs of the Corporation;

	•	setting the agenda for meetings of the Board;

	•	monitoring the adequacy of materials provided to the Directors by management in connection with the Directors’ deliberations;

	•	ensuring that the Directors have sufficient time to review the materials provided to them and to fully discuss the business that comes before the Board;

	•	presiding over meetings of the Directors; and

	•	encouraging free and open discussion at meetings of the Board.

Meetings of Shareholders

The Chairman shall preside over meetings of Points’ shareholders.

Other Responsibilities

The Chairman shall perform such other functions:

	•	as may be ancillary to the duties and responsibilities described above; and

	•	as may be delegated to the Chairman by the Board from time to time.

Disclosure Requirement	Corporation’s Disclosure

Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.	Attendance Record of Current Directors:

Stephen Bannon – 9 of 9 board meetings and 3 of 5 committee meetings

Christopher Barnard – 9 of 9 board meetings

Doug Carty – 9 of 9 board meetings and 4 of 4 committee meetings

Bruce Croxon – 3 of 3 board meetings and 1 of 1 committee meetings

Rob MacLean – 9 of 9 board meetings

John Thompson – 9 of 9 board meetings and 7 of 7 committee meetings

Board Mandate

Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	The mandate of the Board is attached as Exhibit A to this Circular.

Position Descriptions

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board has position descriptions for the Chairman and the chair of each board committee.

Disclosure Requirement	Corporation’s Disclosure

Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

A position description has been adopted for the CEO.

Orientation and Continuing Education

Briefly describe what measures the board takes to orient new directors regarding:

Newly appointed directors are provided with a copy of the Corporation’s Board Manual which describes their duties at law, contains the mandates for the board and its committees, and includes other relevant information. Newly appointed directors are also provided with open access to senior management and other board members in order to obtain information regarding the nature and operation of the Corporation’s business.

(i) the role of the board, its committees and its directors, and

(ii) the nature and operation of the issuer’s business.

Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The board is briefed regularly on the Corporation’s business, strategy and financial performance. Board members are provided with open and frequent direct communication with senior management.

Disclosure Requirement	Corporation’s Disclosure

Ethical Business Conduct

Disclose whether or not the board has adopted a written code of business conduct and ethics for the directors, officers and employees. If the board has adopted a written code:	The Corporation has adopted a code of business conduct and ethics which was approved by the board and applies to all the Corporation’s directors, officers and employees.

(i) disclose how a person or company may obtain a copy of the code;	A copy of the Code of Business Conduct & Ethics is available on the Corporation’s website at http://phx.corporate- ir.net/phoenix.zhtml?c=132211&p=irol-govhighlights.

(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

All employees are required to sign an acknowledgement regarding the code of conduct upon hiring. The Corporation maintains a whistleblower hotline and protocol for ensuring that any matters are brought to the attention of an independent officer of the Corporation. Any matters relating to breaches of the code of conduct are reported directly to the Human Resources and Corporate Governance Committee.

(iii) provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

The board takes all steps required by applicable legal, regulatory and accounting standards.

Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	The board does not take any other specific steps.

Disclosure Requirement	Corporation’s Disclosure

Nomination of Directors

Describe the process by which the board identifies new candidates for board nomination.	The Human Resources and Corporate Governance Committee has responsibility for identifying new candidates for board nomination.

Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Human Resources and Corporate Governance Committee is responsible for nominating candidates for appointment to the board of directors. As of the date of the Circular, the Human Resources and Corporate Governance Committee was composed entirely of independent directors.

If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	The responsibilities, powers and operation of the Human Resources and Corporate Governance Committee are described below.

Disclosure Requirement	Corporation’s Disclosure

Compensation

Describe the process by which the board determines the compensation for the issuer’s directors and officers.	Director compensation is set by the board on the recommendation of the Human Resources and Corporate Governance Committee. Outside compensation consultants are used where necessary.

The Human Resources and Corporate Governance Committee has overall responsibility for the Corporation’s compensation policies and programs. Further information regarding the process by which executive officer compensation is determined is set forth in the Circular under the heading “Executive Compensation”.

Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Human Resources and Corporate Governance Committee is comprised entirely of independent directors.

If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The Human Resources and Corporate Governance Committee is responsible for:

	•	developing and reviewing the Corporation’s human resources and compensation policies, plans and programs;

	•	monitoring implementation of human resources policies and setting human resources priorities;

	•	reviewing the Corporation’s organization structure;

	•	recommending position descriptions for the CEO and President

	•	advising the senior management team and the board of potential human resource or compensation issues that may arise;

	•	producing an annual report on executive compensation for inclusion in the Corporation’s annual management proxy circular;

	•	reviewing and assessing the management of succession and development plans for senior management;

	•	assisting board oversight of the Corporation’s compliance with employment related legal and regulatory requirements;

Disclosure Requirement	Corporation’s Disclosure

	•	reviewing the adequacy and form of compensation of senior management and directors;

	•	recommending to the board for approval all aspects of the compensation of the directors; and

	•	indentifying, evaluating and nominating candidates for appointment to the board of directors.

The Human Resources and Corporate Governance Committee has the authority to seek information it requires from any employee of the Corporation. The committee also has the power to retain any consulting firm to provide advice regarding the Corporation’s compensation strategy and programs, and to retain outside legal counsel and any other advisers as the committee may deem appropriate.

The Human Resources and Corporate Governance Committee and its Chairman are appointed by the board. Currently the committee is comprised of three directors. Committee members meet regularly without any member of management present.

If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

AON Consulting was retained in 2008 to perform a review of the Corporation’s director compensation program. AON Consulting also acts as the Corporation’s group insurance benefits consultant.

Disclosure Requirement	Corporation’s Disclosure

Other Board Committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	Not Applicable

Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The board, board committees and directors are not formally assessed on a regular basis.

Board and committee members are carefully selected to ensure a high performing board and committee structure. The small size of the board of directors allows for collegiality and effective deliberation and exchange of information.

Exhibit A

BOARD OF DIRECTORS’ MANDATE

1.	MANDATE

	1.1	In adopting this mandate,

(a)

the Board acknowledges that the mandate prescribed for it by the Canada Business Corporations Act (“CBCA”) is to manage or supervise the management of Points International’s business and affairs and that this mandate includes responsibility for stewardship of Points International; and

(b) the Board explicitly acknowledges responsibility for the stewardship of Points International, as contemplated by the CSA Governance Policy.

2.	BOARD MEMBERSHIP

	2.1	Number of Members

The Board shall consist of such number of directors as the Board may determine from time to time, provided that such number shall be within the minimum and maximum number of directors set out in Points International’s articles.

	2.2	Independence of Members

A majority of the directors shall be independent directors for the purposes of the CSA Governance Policy.

	2.3	Election and Appointment of Directors

Directors shall be elected by the shareholders annually for a one-year term, provided that if directors are not elected at any annual meeting, the incumbent directors continue in office until their successors are elected.

	2.4	Vacancy

The Board may appoint a member to fill a vacancy, which occurs in the Board between annual elections of directors to the extent permitted by the CBCA.

	2.5	Removal of Members

Any director may be removed from office by an ordinary resolution of the shareholders.

3.	BOARD CHAIR

	3.1	Board to Appoint Chair

The Board shall appoint the Chair from the members of the Board. The Board should have a non-executive chair. If, for any reason, the Board appoints an executive chair, then the Board should also appoint a lead director from among the non-executive members of the Board. If, at any meeting, the Chair is not in attendance, then the lead director, if any, shall be responsible for chairing the meeting.

	3.2	Chair to be Appointed Annually

The designation of its Chair shall take place annually at the first meeting of the Board after a meeting of the shareholders at which directors are elected, provided that if the designation of Chair is not so made, the director who is then serving as Chair shall continue as Chair until his or her successor is appointed.

4.	MEETINGS OF THE BOARD

	4.1	Quorum

A quorum of the Board shall be a majority of its members or a minimum number of directors required by the Articles, and compliance with the Canadian residency requirements stipulated in the CBCA in attendance or otherwise represented.

	4.2	Secretary

The Board shall designate from time to time a person who may, but need not, be a member of the Board, to be Secretary of the Board.

	4.3	Time and Place of Meetings

The time and place of the meetings of the Board and the calling of meetings and the procedure in all things at such meetings shall be determined by the Board; provided, however, the Board shall meet at least quarterly. Meetings shall be called on 48 hours notice.

	4.4	Right to Vote

Each member of the Board shall have the right to vote on matters that come before the Board. Directors may not vote by proxy and may not appoint someone to act on their behalf.

	4.5	Invitees

The Board may invite directors, officers and employees of Points International or any other person to attend meetings of the Board to assist in the discussion and examination of the matters under consideration by the Board, but such other parties may not vote.

	4.6	Non-Management Sessions

At the conclusion of each meeting of the Board, the non-management directors shall, at the discretion of the Chairman, meet without any member of management being present (including any director who is a member of management). No minutes of the non-management sessions will be taken unless the Chair of the meeting requests in writing that the discussion be added to the meeting minutes.

5.	OUTSIDE ADVISORS

	5.1	Retaining and Compensating Advisors

Each director shall have the authority to retain outside counsel and any other external advisors as appropriate with the approval of the Chair.

6.	REMUNERATION OF BOARD MEMBERS

	6.1	Remuneration

Members of the Board and the Chair shall receive such remuneration for their service on the Board as determined by the Human Resources and Corporate Governance Committee.

7.	DUTIES AND RESPONSIBILITIES OF THE BOARD

	7.1	Specific Aspects of Stewardship Function

In adopting this mandate, the Board hereby explicitly assumes responsibility for the matters set out below:

(a)

to the extent feasible, satisfying itself as to the integrity of the chief executive officer (the CEO) and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;

	(b)	adopting a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;

	(c)	the identification of the principal risks of the issuer’s business, and ensuring the implementation of appropriate systems to manage these risks;

	(d)	succession planning;

	(e)	adopting a communication policy for the issuer;

	(f)	the issuer’s internal control and management information systems;

	(g)	developing the issuer’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the issuer;

	(h)	measures for receiving feedback from stakeholders (e.g., the board may wish to establish a process to permit stakeholders to directly contact the independent directors); and

	(i)	expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at board meetings and advance review of meeting materials.

7.2	Corporate Governance Matters

	(a)	The Board shall review the disclosure with respect to Points International’s corporate governance as required by the National Instrument 58-101.

7.3	Nomination and Appointment of Directors

	(a)	The Board shall nominate individuals for election as directors by the shareholders. The Board shall fill such vacancies on the Board as it is permitted by law to fill.

7.4	Significant Decisions

The Board shall require management to obtain its approval for all significant decisions, including major financings, acquisitions, dispositions, budgets and capital expenditures.

7.5	Information Flow from Management

The Board shall require management to keep it aware of the Corporation’s performance and events affecting the Corporation’s business, including opportunities in the marketplace and adverse or positive developments.

7.6	Corporate Objectives

The Board shall approve specific financial and business objectives, which will be used as a basis for measuring the performance of the Chief Executive Officer, the President and the senior management team.

7.7	Delegation to Committees

(a)

The Board shall establish and maintain the following committees of the Board, each having mandates that incorporate all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate:

		i.	Audit Committee; and

		ii.	Human Resources and Corporate Governance Committee.

(b)

Subject to Points International’s articles and by-laws, the Board may appoint any other committee of directors to delegate to such committee any of the powers of the Board, except to the extent that such delegation is prohibited under the CBCA.

(c)

The Board will appoint and maintain in office, members of each of its committees such that the composition of each such committee is in compliance with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate.

(d)

The Board will review the mandates of each of its committees on an annual basis and will revise those mandates as it considers appropriate. The Board will also establish a process for all committees of the Board to assess their performance on a regular basis.

7.8	Delegation to Management

(a)

Subject to Points International’s articles and by-laws, the Board may designate the offices of the Corporation, appoint officers, specify their duties and delegate to them powers to manage the business and affairs of the Corporation, except to the extent that such delegation is prohibited under the CBCA.

(b)

In consultation with the Human Resources and Corporate Governance Committee, the Board shall adopt position descriptions for the Non-executive Chair, the Chief Executive Officer and the President along with indicators to measure the Chief Executive Officer’s and President’s performance.

7.9	Residual Authority

The Board retains responsibility for any matter that has not been delegated to senior management or to a committee of the directors.

7.10	Financial Statements

The Board shall review and, if appropriate, approve Points International’s annual financial statements and related management discussion and analysis after the Audit Committee has reviewed and made a recommendation on those statements to the Board.

7.11	Compensation Matters

The Board shall:

	(a)	Executive Compensation Policy - review the executive compensation policy submitted to it by the Human Resources and Corporate Governance Committee;

	(b)	Compensation and Benefits - review and approve, as appropriate:

i.

the overall structure of Points International’s total compensation strategy, including the elements of Points International’s annual and long-term incentive plans, including plan design, performance targets, administration and total funds/shares reserved for payments;

			ii.	the range of total compensation of the Chief Executive Officer in light of the performance assessment by the Human Resources and Corporate Governance Committee;

			iii.	the total compensation for the members of the Board, in light of director compensation guidelines and principles established by the Board; and

		(c)	Organizational Responsibilities - review and approve as appropriate:

i.

appointments for all mission critical positions (as such positions are defined by the Human Resources and Corporate Governance Committee from time to time) and compensation packages for such appointments;

			ii.	the report on Executive Compensation that is required to be included in Points International’s management proxy circular;

and shall require the Human Resources and Corporate Governance Committee to make recommendations to it with respect to all such matters.

	7.12	Code of Business Conduct

The Board will approve a business code of conduct recommended to it by management and which complies with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate.

8.	EVALUATION OF BOARD PERFORMANCE AND MANDATE

	8.1	Amendments to Mandate

The Board will review and reassess the adequacy of its mandate on an annual basis and at such other times as it considers appropriate.

SCHEDULE B

RESOLUTION APPROVING AMENDMENT TO THE ARTICLES OF THE CORPORATION

IT IS RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	the articles of the Corporation be amended to reduce the maximum number of directors of the Corporation to seven;

2.

any director or officer of the Corporation is authorized and directed to execute and deliver, for and on behalf of the Corporation, all documents and to do all other things necessary or desirable to effect such amendment, including the execution and delivery of articles of amendment in prescribed form; and

3.	upon articles of amendment having become effective in accordance with the provisions of the Canada Business Corporations Act, the articles of the Corporation are amended accordingly.

SCHEDULE C

AMENDING BY-LAW APPROVED BY THE DIRECTORS

          A by-law amending By-Law No. 1 of POINTS INTERNATIONAL LTD. (the “Corporation”).

          BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of the Corporation as follows:

1.	Section 42 of By-Law No. 1 of the Corporation is replaced in its entirety with the following:

“42. Quorum

One person present and holding or representing by proxy at least one issued share of the Corporation shall be a quorum of any meeting of shareholders for the choice of a chair of the meeting (subject to paragraph 33) and for the adjournment of the meeting to a fixed time and place but may not transact any other business; for all other purposes a quorum for any meeting shall be persons present not being less than one in number and holding or representing by proxy not less than 15% of the total number of votes represented by the issued shares of the Corporation for the time being enjoying voting rights at such meeting. If a quorum is present at the opening of a meeting of shareholders, the shareholders present may proceed with the business of the meeting, notwithstanding that a quorum is not present throughout the meeting.”

PASSED by the directors of the Corporation on March 11, 2009.

SCHEDULE D

RESOLUTION CONFIRMING THE BY-LAW AMENDMENT

IT IS RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.

The by-law of the Corporation attached to the Circular as Schedule C, being a by-law to amend By-Law No. 1 of the Corporation to change the quorum requirement for shareholder meetings is hereby confirmed as made by the directors of the Corporation.